
                                                                  SECURITIES AND EXCHANGE COMMISSION
                                                                         Washington D.C. 20549

/ / Check this box if no longer                                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    subject to Section 16. Form 4
    or Form 5 obligations may               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
    continue. See Instruction 1(b).                                     of the Public Utility
                                              Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1948

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person
                                                                                               to Issuer (Check all applicable)
                                                                                          ___Director       /X/ 10% Owner
Jitney-Jungle Stores of America, Inc.      Delchamps, Inc. (NASDAQ-DLCH)                 ___Officer (give  ___ Other (specify
---------------------------------------------------------------------------------------              title             below)
(last)        (first)     (middle)         3. IRS or Social Security   4. Statement                  below)
                                           Number of Reporting         for Month/Year   ___________________________________________
                                           Person (Voluntary)          11/97            -------------------------------------------
1770 Ellis Avenue, Suite 200                                           ----------------  7. Individual or Joint/Group Filing
---------------------------------------     64-0280539                 5. If Amendment,         (Check applicable box)
             (Street)                                                  Date of Original     / / Form filed by One Reporting Person
                                                                       (Month/Day/Year)     /X/ Form filed by More than One
Jackson,       MS          39204                                                                Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(city)        (state)        (zip)         Table 1 - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
*See Attachment A
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Tran-      3. Trans-      4. Securities Acquired (A)     5. Amount of     6. Owner-      7. Nature
   (Instr. 3)                action        action         or Disposed of (D)             Securities       ship Form:     of In-
                             Date          Code                                          Beneficially     Direct (D)     direct
                                           (Instr. 8)       (Instr. 3, 4 and 5)          Owned at End     or Indirect    Beneficial
                             (Month/       --------------------------------------------  of Month         (I)(Instr. 4)  Ownership
                             Day/          Code     V     Amount     (A)                 (Instr. 3                       (Instr. 4)
                             Year)                                   or (D)    Price     and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                11/4/97        J(1)           1,882,533     A    $30.00      7,200,043           D           N/A
                                                                             per share
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (Over)
                                             (Print or Type Response)




                                                    [HEADING CUT OFF]
                              (e.g.) puts, calls, warrants, options, convertible securities
-----------------------------------------------------------------------------------------------------------------------------------



Title of Deriva-  2. Conver-   3. Transaction   4. Transaction   5. Number of Derivative   6. Date Exer-    7. Title and Amount of
tive Security        sion or      Date             Code             Securities Acquired       cisable and     Underlying Securities
(Instr. 3)           Exercise     (Month/Day/      (Instr. B)       (A) or Disposed of        Expiration      (Instr. 3 and 4)
                     Price of     Year)                             (D) (Instr. 3, 4,         Date
                     Deriva-                                        and 5)                    (Month/Day/
                     tive                                                                     Year)
                     Securi-                                                               ----------------------------------------
                     ty
                                                                                            Date    Expira-             Amount or
                                                ---------------------------------------     Exer-   tion         Title  Number of
                                                Code      V         (A)      (D)            cisable Date                Shares
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


              8. Price of     9. Number of       10. Ownership      11. Nature of
                 Derivative      Derivative      Form of Deri-      Indirect
                 Security        Securities      vative Securi-     Beneficial
                 (Instr. 5)      Beneficially    ty: Direct (D)     Ownership
                                 Owned at End    or Indirect        (Instr. 4)
                                 of Month        (I) (Instr. 4)
                                 (Instr. 4)
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------



Explanation of Responses:

1) Acquisition of common shares of Delchamps, Inc. pursuant to a merger of Delta Acquisition Corporation ("Delta") with and into Delchamps, Inc. which was preceded by a cash tender offer by Delta.


                    /s/ Michael E. Julian                    November 4,  1997
                    ______________________                   _________________

                    Michael E. Julian                           Date
                    President and Chief
                    Executive Officer
                    Jitney-Jungle Stores of
                    America, Inc.


                    /s/ Bruce C. Bruckmann                   November 4,  1997
                    _____________________                    _________________

                    Bruce C. Bruckmann                       Date
                    Bruckmann, Rosser, Sherrill & Co., Inc.
                    Manager Director

                    ** Signature of Reporting Person

Intentional mistatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 787(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                                                                    Attachment A
                                                                                                                          Form 4


Designated Files                             Date of Event Requiring Statement         Issuer Name and Ticker or Trading Symbol
----------------                             ---------------------------------         ----------------------------------------
                                                     (Month/Day/Year)

Jitney-Jungle Stores of America, Inc.                    11/4/97                       Delchamps, Inc. (NASDAQ-DLCH)

Additional Reporting Person(1)

Bruckmann, Rosser, Sherrill & Co., Inc.
126 E. 56th Street - 29th Floor
New York, NY 10022
EIN # 13-38D7402








By virtue of its majority common stock ownership of Jitney-Jungle Stores of America, Inc. ("Jitney-Jungle"), Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") may be deemed to beneficially own the shares of common stock of Delchamps, Inc. beneficially owned by Jitney-Jungle. However, the filing of this Form 4 by BRS shall not be deemed an admission that BRS is a beneficial owner of such shares of Delchamps, Inc.